Date    5 February 2001
Number  11/01


BHP SIGNS LNG LETTER OF INTENT

BHP Limited (BHP), together with other participants in the North West Shelf Venture, today announced a Letter of Intent (LOI) with Tohoku Electric Co. Ltd. for the sale and purchase of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreement was signed by the six NWS LNG Sellers and covers the supply of 0.4 million tonnes of LNG per annum (mtpa) for a long-term period starting in April 2005.

The parties will now move to finalise a sale and purchase agreement by mid
2001.

President BHP Petroleum Philip Aiken said the agreement with Tohoku Electric represents a further important step in the finalisation of the planned $2.4 billion expansion of the North West Shelf LNG Project covering liquefaction facilities and a 42-inch trunkline.

"The agreement is especially pleasing since Tohoku Electric is the first new long-term LNG customer since the inception of the North West Shelf Project in 1989," he said.

The LOI with Tohoku Electric follows the signing over recent months of LOIs between the NWS LNG Sellers and Tokyo Gas Co. Ltd, Toho Gas Co. Ltd of Japan, and Osaka Gas Co. Ltd. of Japan.

It is anticipated that further LOIs will be signed with several other customers in the coming months. Approval of a final investment decision for a fourth LNG train, with a capacity of up to 4.2 million tonnes per annum, will be sought in the first part of calendar year 2001.

BHP's equity in the North West Shelf Project is 16.67%. The other participants are Woodside Energy Ltd (operator - 16.67%); BP Developments Australia Pty
Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).





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